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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Partners Opportunity Fund V, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford (City) Connecticut (State) 06902-6800 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Welch (203) 708-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies Partners Opportunity Fund V, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

MARIANNE KELLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of Jefferies Partners Opportunity Fund V, LLC:

We have audited the accompanying statement of financial condition of Jefferies Partners Opportunity Fund V, LLC (the Fund) as of December 31, 2006, and the related statements of earnings, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferies Partners Opportunity Fund V, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2007

JEFFERIES PARTNERS OPPORTUNITY FUND V, LLC

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	446,304
Total assets	$	446,304
Liabilities and Member's Equity		
Liabilities:		
Due to affiliate	$	35,889
Total liabilities		35,889
Member's equity		410,415
Total liabilities and member's equity	$	446,304

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND V, LLC

Statement of Earnings

Year ended December 31, 2006

Revenues:		
Interest	$	7,441
Dividends		12,067
Total revenues		19,508
Expenses:		
Professional fees and other		10,625
Total expenses		10,625
Net earnings	$	8,883

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND V, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2006

		Member's equity
Balance, December 31, 2005	$	401,532
Net earnings		8,883
Balance, December 31, 2006	$	410,415

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND V, LLC

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net earnings	$	8,883
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Changes in operating liabilities:		
Increase in due to affiliate		10,625
Net cash provided by operating activities		19,508
Net increase in cash and cash equivalents		19,508
Cash and cash equivalents at beginning of year		426,796
Cash and cash equivalents at end of year	$	446,304

See accompanying notes to financial statements.

JEFFERIES PARTNERS OPPORTUNITY FUND V, LLC

Notes to Financial Statements

December 31, 2006

(1) Summary of Significant Accounting Policies

Jefferies Partners Opportunity Fund V, LLC (the Fund) is a Delaware limited liability company. Jefferies & Company, Inc. (Jefferies) provided the initial capital funding on January 19, 2001, and as of December 31, 2006, is the sole member of the Fund. The investment objective of the Fund is to generate returns for its members by making, holding, and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment, and brokerage activities of the High Yield Department of Jefferies. The Fund will employ a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Funds intends to acquire, actively manage, and trade a diverse portfolio of primarily non–investment grade investment consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the Manager). The Fund will participate in the trading and investment activities of the High Yield Department on an equivalent basis with Jefferies. To permit such participation, the Fund has been registered as a broker-dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund was due to terminate on January 18, 2007. The term of the Fund was extended, as permitted, until January 17, 2008, unless extended for up to two successive one-year terms (see note 4).

The Fund claims an exemption from Rule 15c3-3 as of December 31, 2006 based on Section (k)(2)(ii). Securities transactions, are cleared through an affiliated broker-dealer on a fully disclosed basis. The Fund does not execute any securities transactions with or on behalf of any customers.

The Fund prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

(a) Statement of Cash Flows

For purposes of the statement of cash flows, the Fund has defined cash equivalents to be highly liquid investments with original maturities of 90 days or less.

(b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned are valued at market, and unrealized gains or losses are reflected in revenues from principal transactions.

(c) Fair Value of Financial Instruments

The Fund's financial instruments, which consist of cash and cash equivalents, are carried at fair value.

(d) Federal and State Income Taxes

Under current federal and applicable state limited liability company tax laws and regulations, limited liability companies with only one member are disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Fund has not made such an election, the Fund will be disregarded as an entity separate from its owner and will not be subject to income taxes. For income tax purposes, income or losses are included in the tax return of the member. Therefore, no provision for income taxes has been made in the Fund's financial statements. If such provision for income taxes had been made in the Fund's financial statements, the resulting tax provision would have been approximately $3,542.

(e) Allocation of Income and Expense

Income and expense are allocated 100% to the members based on the pro rata share of their capital contributed to the Fund.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Fund to make estimates and assumptions relating to the reporting of assets and liabilities. Actual results could differ from those estimates.

(2) Related Party Transactions

Cash and cash equivalents at December 31, 2006 represents amounts held on deposit at Jefferies in a brokerage account.

Due to affiliate is payable to Jefferies, primarily as reimbursement for professional fees and other general and administrative expenses and is repayable at the discretion of Jefferies.

Included in capital is an investment in the Fund by Jefferies of $400,000.

(3) Net Capital Requirement

The Fund is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2006, the Fund had net capital of $401,492, which was $151,492 in excess of required net capital.

(4) Subsequent Events

On January 15, 2007, the Manager elected to extend the Fund's term until January 17, 2008. The Fund will be in effect until January 18, 2008, unless extended for up to two successive one-year terms.

Schedule

JEFFERIES PARTNERS OPPORTUNITY FUND V, LLC

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using the Alternative Net Capital Requirement

December 31, 2006

Net capital:		
Total member's equity	$	410,415
Total adjustments to net capital		—
Net capital before haircuts on securities		410,415
Haircuts on securities		(8,923)
Net capital		401,492
Computation of basic net capital requirement:		
Minimum net capital required		250,000
Net capital in excess of requirement	$	151,492

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2006, as computed by Jefferies Partners Opportunity Fund V, LLC in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 25, 2007, does not differ from the above computation, which is based upon the audited financial statements.

See accompanying independent auditors' report.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by Rule 17a-5

Member of Jefferies Partners Opportunity Fund V, LLC:

In planning and performing our audit of the financial statements and supplementary schedule of Jefferies Partners Opportunity Fund V, LLC (the Fund), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Fund's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control. Accordingly, we do not express an opinion on the effectiveness of the Fund's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Fund including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2007

END